EXHIBIT 10.3

2015 Non-Employee Director Compensation Program

This program is adopted as of April 3, 2015, effective as of January 1, 2015, to provide certain cash and equity compensation to those directors of the Board of Directors (the “Board”) of Juno Therapeutics, Inc. (“Juno”) who are not employees of Juno or any parent or subsidiary of Juno (the “Non-Employee Directors”). The cash and equity compensation described in this policy shall be paid or be made, as applicable, automatically and without further action of the Board, to each Non-Employee Director, unless such Non-Employee Director declines the receipt of such cash or equity compensation, in whole or in part, by written notice to Juno. This program shall remain in effect until December 31, 2015, or until it is earlier revised or rescinded by further action of the Board. The terms and conditions of this program shall supersede any prior cash or equity compensation arrangements between Juno and its Non-Employee Directors, except that this policy shall not affect any equity awards that have already been granted.

1.	Cash Retainer. $40,000 for the year

2.	Additional Cash Retainers for Committee and Chairman Service.

a.	Audit Committee.

i.	Member (other than Chairman): $7,500 for the year

ii.	Chairman: $18,000 for the year

b.	Compensation Committee.

i.	Member (other than Chairman): $5,000 for the year

ii.	Chairman: $12,500 for the year

c.	Nominating and Governance Committee.

i.	Member (other than Chairman): $3,500 for the year

ii.	Chairman: $7,000 for the year

d.	Scientific Committee.

i.	Member (other than Chairman): $7,500 for the year

ii.	Chairman: $18,000 for the year

e.	Non-Executive Chair or Lead Independent Director.

i.	$25,000 for the year

3.	Equity Grant. Stock option for 12,000 shares

a.	Grant Date: The stock option awards would be granted automatically on the day after Juno’s 2015 Annual Meeting of Stockholders.

b.	Exercise Price: The stock option awards would have an exercise price per share equal to the fair market value per share of Juno’s common stock on the date of grant, determined in accordance with Juno’s 2014 Equity Incentive Plan (the “Plan”).

c.	Vesting: The stock option awards would vest and become exercisable as to 100% of the shares subject thereto on the earlier of (i) the date of the 2016 Annual Meeting of Stockholders and (ii) the first anniversary of the grant date, in either event, subject to the director continuing to be a Service Provider (as defined in the Plan) through such date.

d.	Term: The term of each stock option award shall be ten years from the date the option is granted.

e.	Terms of Plan: The stock option awards shall be granted under and shall be subject to the terms and provisions of the Plan and shall be granted subject to the execution and delivery of option agreements, including attached exhibits, in substantially the same form previously approved by the Board, setting forth the vesting schedule applicable to such awards and such other terms as may be required by the Plan.

Payment of Retainers: The retainers described in Sections 1 and 2 shall be earned on a quarterly basis based on a calendar quarter and shall be paid by Juno in arrears. In the event a Non-Employee Director does not serve as a Non-Employee Director, or in the applicable positions described in Section 2, for an entire calendar quarter, the retainer paid to such Non-Employee Director shall be prorated for the portion of such calendar quarter actually served as a Non-Employee Director, or in such positions, as applicable.